NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02028428

02 APR 16 AM 11:41

SUPPL

April 2, 2002

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release issued by Patrick O'Brien, of Novawest Resources Inc., dated April 2, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

dlw 4/23

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE PROJECT
ADDITIONAL STAKING/ACQUISITION

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 2, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that due to results from the recent surface sampling program carried out the Company has initiated an extensive expansion of the present property holdings. The Nickel Royale Assemblage, in which the Company holds a 100% interest, currently encompasses 152 adjoining claim units totaling 6080 acres. It is expected that the ongoing staking and acquisition undertaking will expand the Company's holdings in the area to approximately 750 claim units totaling about 30,000 acres.

Assays up to 6.23% Ni, 2.48% Cu, 0.34% Co, with PGMs, were reported in NovaWest's press release of January 2, 2002. Ontario Department of Mines results from two grab samples yielded 4.32% Ni - 1.07% Cu and 4.88% Ni - 0.10% Cu. Apparently, no work has been done to test the economic potential of these footwall anomalies. NovaWest presently views these footwall-hosted anomalies extending from the metal-rich sulphide embayment as expressions of footwall hosted sulphides; similar to the Cu-PGM rich sulphide deposits occurring in the immediate footwall to the massive sulphides localized within the basal embayments of the Sudbury Igneous Complex (SIC).

The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex. Emplacement of said complex may have occurred in association with the development of the more extensive, rift-related, structures related to the mid-continental rifting. In overview, the Nickel Royale complex may have age and/or compositional similarities to the Duluth Complex, Marathon Complex (being evaluated by Geomacque), Bitterroot (being investigated by Kennecott), and Sudbury.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Director

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE PROJECT
ADDITIONAL STAKING/ACQUISITION

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 2, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that due to results from the recent surface sampling program carried out the Company has initiated an extensive expansion of the present property holdings. The Nickel Royale Assemblage, in which the Company holds a 100% interest, currently encompasses 152 adjoining claim units totaling 6080 acres. It is expected that the ongoing staking and acquisition undertaking will expand the Company's holdings in the area to approximately 750 claim units totaling about 30,000 acres.

Assays up to 6.23% Ni, 2.48% Cu, 0.34% Co, with PGMs, were reported in NovaWest's press release of January 2, 2002. Ontario Department of Mines results from two grab samples yielded 4.32% Ni - 1.07% Cu and 4.88% Ni - 0.10% Cu. Apparently, no work has been done to test the economic potential of these footwall anomalies. NovaWest presently views these footwall-hosted anomalies extending from the metal-rich sulphide embayment as expressions of footwall hosted sulphides; similar to the Cu-PGM rich sulphide deposits occurring in the immediate footwall to the massive sulphides localized within the basal embayments of the Sudbury Igneous Complex (SIC).

The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex. Emplacement of said complex may have occurred in association with the development of the more extensive, rift-related, structures related to the mid-continental rifting. In overview, the Nickel Royale complex may have age and/or compositional similarities to the Duluth Complex, Marathon Complex (being evaluated by Geomacque), Bitterroot (being investigated by Kennecott), and Sudbury.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Director